Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: The Sumitomo Trust and Banking Co., Ltd.

Subject Company: The Sumitomo Trust and Banking Co., Ltd.

Commission File Number: 132-02705

Dated August 24, 2010

To whom it may concern

August 24th, 2010

Chuo Mitsui Trust Holdings, Inc.

(Securities Code: 8309 TSE, OSE, NSE)

The Sumitomo Trust and Banking Co., Ltd.

(Securities Code: 8403 TSE, OSE)

Final Agreement on the Management Integration of

Chuo Mitsui Trust Group and The Sumitomo Trust and Banking Group

Towards Creation of “The Trust Bank” with a Combination of Expertise and Comprehensive Capabilities

Chuo Mitsui Trust Holdings, Inc. (“CMTH”; President: Kazuo Tanabe) and The Sumitomo Trust and Banking Co., Ltd. (“STB”; President: Hitoshi Tsunekage) have had repeated discussions on the Management Integration (the “Management Integration”) of their two groups, based on the Basic Agreement that was concluded on November 6, 2009. CMTH and STB hereby announce today, that their boards of directors have resolved the final agreement on a statutory share exchange agreement (the “Share Exchange Agreement”) and a management integration agreement as further explained in detail below. The Management Integration is subject to the approval of the extraordinary general meetings of both CMTH and STB shareholders, and the approval of the relevant authorities.

1. Objectives of the Management Integration

As described in the announcement on November 6, 2009 of “Conclusion of a Basic Agreement on the Management Integration of Chuo Mitsui Trust Group and The Sumitomo Trust and Banking Group”, CMTH and STB have agreed to form “The Trust Bank”, a new trust bank group that, with a combination of significant expertise and comprehensive capabilities, will provide better and swifter comprehensive solutions to their clients than ever before, by combining their personnel, know-how and other managerial resources and fusing both groups’ strengths such as CMTH group’s agility and STB group’s diversity.

2. Management Integration Overview

(1)	Method of the Management Integration

The management integration will be accomplished through a holding company structure. In order to expedite the management integration, CMTH will act as the holding company (the “Integrated Holding Company”) for the new trust bank group (the “Sumitomo Mitsui Trust Group”).

CMTH and STB will conduct the Management Integration through a statutory share exchange (the “Share Exchange”) between CMTH and STB and will position CMTH as the Integrated Holding Company. At the same time as the Share Exchange is consummated, CMTH will change its corporate name to Sumitomo Mitsui Trust Holdings, Inc. (“SMTH”) as set out in the section 5 (the “First Step”).

In addition, following the Share Exchange, SMTH will integrate its trust banking subsidiaries through merger (the “Second Step”). See section 8 for further details.

(2)	Schedule of Share Exchange

• Resolution of board of directors on the Share Exchange Agreement	August 24, 2010

• Execution of the Share Exchange Agreement	August 24, 2010

• Public notice of record date for voting at extraordinary general meeting of shareholders (planned)	September 7, 2010

• Record date for voting at extraordinary general meeting of shareholders	September 30, 2010

• Extraordinary general meeting of shareholders with regard to the approval of the Share Exchange (planned)	December 22, 2010

• Date of delisting of STB common shares (planned)	March 29, 2011

• Date of Share Exchange (effective date) (planned)	April 1, 2011

Note 1:	This schedule may be subject to change upon mutual consultation and agreement of both CMTH and STB, if necessary, in light of the progress of procedures for the Share Exchange or for any other reason.

Note 2:	Each public notice of record date for voting at (i) the class shareholders’ meeting of common shareholders of CMTH, (ii) the class shareholders’ meeting of common shareholders of STB, and (iii) the class shareholders’ meeting of holders of the First Series of STB Class II Preferred Shares is planned to occur on the same date described as “Public notice of record date for voting at extraordinary general meeting of shareholders” above. In addition, each record date for voting at each class shareholders’ meeting above will be the same date described as “Record date for voting at extraordinary general meeting of shareholders” above.

Each class shareholders’ meeting of common shareholders of CMTH and STB will be held on the date described as “Extraordinary general meeting of shareholders with regard to the approval of the Share Exchange” above, however, the details of the voting procedures for the class shareholders’ meeting of holders of the First Series of STB Class II Preferred Shares are not yet determined.

(3)	Details of Allotment for Share Exchange (Exchange Ratio)

(i)	Common shares

Upon the Share Exchange, 1.49 shares of common stock in SMTH (currently CMTH, the same shall apply hereinafter) will be allotted and delivered for each share of common stock in STB.

	STB	SMTH
Common Share Exchange Ratio	1.49	1

(Note)	Number of new shares of SMTH common stock to be issued upon the Share Exchange: 2,495,111,627 shares of SMTH common stock (planned)

The above number of shares to be issued by SMTH upon the Share Exchange is calculated based on the total number of outstanding shares of STB common stock (1,675,128,546 shares) and treasury shares of STB (556,984 shares) as of March 31, 2010. The number of such new shares may be subject to change.

STB, in accordance with applicable laws and regulations, plans to cancel all of its treasury shares to be held by STB by the time immediately preceding the time CMTH acquires all of the issued shares of STB (excluding the shares of STB owned by CMTH) through the Share Exchange (including the treasury shares to be acquired by STB through a purchase of shares in response to the exercise of dissenters’ appraisal right requesting for the purchase of shares owned by the dissenting shareholders in connection with the Share Exchange).

(ii)	Preferred shares

Upon the Share Exchange, SMTH will allot and deliver 1 share of the First Series of SMTH Class VII Preferred Shares to each share of the First Series of STB Class II Preferred Shares. The terms and conditions of the First Series of SMTH Class VII Preferred Shares will be substantially the same as those of the First Series of STB Class II Preferred Shares.

(4)	“Share Acquisition Rights” and “Bonds with Share Acquisition Rights” of STB in connection with the Share Exchange

STB has not issued any Share Acquisition Rights or Bonds with Share Acquisition Rights.

3. Basis of Analysis for Allotment for the Share Exchange

(1)	Common Shares

(i)	Basis for Financial Analyses

In order to support the respective efforts of CMTH and STB to ensure the fairness of the exchange ratio of common shares (the “Common Share Exchange Ratio”), CMTH has appointed JPMorgan Securities Japan Co., Ltd. (“J.P. Morgan”) and Nomura Securities Co., Ltd. (“Nomura Securities”) as its financial advisors, and STB has appointed UBS Securities Japan Ltd (“UBS”) and Daiwa Securities Capital Markets Co. Ltd. (“Daiwa”) as its financial advisors, all of which are independent from CMTH and STB.

See Exhibit 1 “Overview of the Financial Analyses regarding the Allotment in Share Exchange” for an overview of the financial analyses relating to the Common Share Exchange Ratio performed by J.P. Morgan, Nomura Securities, UBS and Daiwa.

(ii)	Background of Financial Analyses

CMTH and STB, on several occasions, conducted careful negotiations and discussions on the Common Share Exchange Ratio, comprehensively taking into account factors such as the financial position, assets and future prospects of each party, with CMTH making reference to the financial analyses prepared by J.P. Morgan and Nomura Securities, and STB to the financial analyses prepared by UBS and Daiwa. As a result of such negotiations and discussions, CMTH and STB concluded today that the Common Share Exchange Ratio set out in the Section 2. (3) is appropriate and agreed on the Common Share Exchange Ratio.

(iii)	Relationship with its Financial Advisors

None of J.P. Morgan, Nomura Securities, UBS or Daiwa constitutes a related party of either CMTH or STB, and none of them has a material interest in the Share Exchange.

(iv)	Prospects and Reasons for Delisting

As a result of the Share Exchange, STB will become a wholly owned subsidiary of SMTH as of April 1, 2011, and in accordance with the delisting standards of the relevant stock exchanges, the shares of common stock of STB are expected to be delisted on March 29, 2011.

(v)	Measures to Ensure Fairness

In order to ensure that the Common Share Exchange Ratio in the Share Exchange is fair, CMTH and STB have each appointed independent financial advisors to perform financial analyses and issue reports relating to the Common Share Exchange Ratio and have each received reports from each of its financial advisors on their financial analyses.

CMTH received written opinions (so-called “fairness opinions”) from J.P. Morgan and Nomura Securities dated August 23, 2010 to the effect that, as of such date, based upon and subject to various assumptions described in Exhibit 1 and certain other assumptions, the agreed upon Common Share Exchange Ratio was fair, from a financial point of view, to CMTH or CMTH’s common shareholders. STB received written opinions (so-called “fairness opinions”) from UBS dated August 24, 2010, and from Daiwa dated August 23, 2010 to the effect that, as of such date, based upon and subject to various assumptions described in Exhibit 1 and certain other assumptions, the agreed upon Common Share Exchange Ratio was fair, from a financial point of view, to STB’s common shareholders.

(vi)	Measures to Avoid Conflicts of Interest

No measure has been taken to avoid conflicts of interest since there is no conflict regarding the Share Exchange as no person serves as a director or employee of both CMTH and STB.

(2)	Preferred Shares

CMTH and STB have agreed that the terms and conditions of the First Series of SMTH Class VII Preferred Shares shall be substantially the same as those of the First Series of STB Class II Preferred Shares, and that 1 share of the First Series of SMTH Class VII Preferred Shares shall be allotted for each share of the First Series of STB Class II Preferred Shares, since no market price exists for the First Series of STB Class II Preferred Shares and such STB Preferred Shares are so-called “bond-type”.

4. Corporate Data of the Two Companies

See Exhibit 2 “Corporate Data of the Two Companies”.

5. SMTH after the Share Exchange (including an Overview of the Integrated Holding Company)

(1)	Trade Name of Integrated Holding Company

Sumitomo Mitsui Trust Holdings, Inc.

(2)	Headquarters Location of the Integrated Holding Company

Chiyoda-ku, Tokyo

(The planned headquarters of the Integrated Holding Company is a new office building that is currently under construction by STB in conjunction with third parties in Chiyoda-ku, Tokyo as the “Marunouchi 1-4 Project”. STB’s current Tokyo headquarters in Chiyoda-ku, Tokyo is planned to be the headquarters of the Integrated Holding Company until the new building is ready for use.)

(3)	Stock Listing

The Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange

(4)	Representative Directors of the Integrated Holding Company

Hitoshi Tsunekage will be appointed as the chairman of the Integrated Holding Company, and Kazuo Tanabe will be appointed as the president of the Integrated Holding Company.

(5)	Board of Directors and Corporate Auditors of the Integrated Holding Company

The composition of the board of directors and corporate auditors will be based on a mutual agreement between CMTH and STB. The directors and auditors of the Integrated Holding Company will be nominated in equal number by CMTH and STB.

(6)	Capital Stock

261,608,725,000 yen

(7)	Net Assets (consolidated)

Not yet determined

(8)	Total Assets (consolidated)

Not yet determined

(9)	Fiscal Year End

March 31

6. Overview of Accounting Matters

As per the Accounting Standards for Business Combinations, this transaction is expected to be a reverse acquisition and will be accounted for under the purchase method of accounting. The amount of goodwill (or negative goodwill) arising from the Share Exchange has not yet been determined at this stage, and will be announced once it is determined.

7. Prospects of Impact of the Share Exchange on Business Results

Earning prospects after the Share Exchange will be announced once a reasonable estimate becomes possible.

8. Merger of the Three Trust Banks under the Integrated Holding Company

On April 1, 2012, SMTH will plan to integrate the three trust banks operating as its subsidiaries; namely STB, The Chuo Mitsui Trust and Banking Company, Limited and Chuo Mitsui Asset Trust and Banking Company, Limited, into a single trust bank (the “Combined Trust Bank”) in view of further improving their expertise and comprehensive capabilities (the “Second Step”).

(1)	Trade Name of the Combined Trust Bank

Sumitomo Mitsui Trust Bank, Limited

(2)	The Surviving Entity

The surviving entity is planned to be STB, as a result of the merger of three trust banks.

(3)	Headquarters Location of the Combined Trust Bank

Chiyoda-ku, Tokyo

(The planned headquarters of the Combined Trust Bank is a new office building that is currently under construction by STB in conjunction with third parties in Chiyoda-ku, Tokyo.)

(4)	Representative Directors of the Combined Trust Bank

The chairman will be nominated by the CMTH group, and the president will be nominated by the STB group.

(5)	Board of Directors and Corporate Auditors of the Combined Trust Bank

The composition of the board of directors and corporate auditors will be based on a mutual agreement between CMTH and STB. The directors and auditors of the Combined Trust Bank are planned to be nominated in equal number by the CMTH group and the STB group.

9. Management Policy of Sumitomo Mitsui Trust Group

With the ultimate goal of achieving the objectives of the Management Integration, both CMTH and STB have laid out the group’s Management Principles (“Mission”), Ideal Model (“Vision”) and Codes of Conduct (“Values”) in order to manifest ideal standards for Sumitomo Mitsui Trust Group.

(1)	Management Principles (“Mission”)

(i)	SMTH will swiftly provide comprehensive solutions to its clients by fully utilizing its significant expertise and comprehensive capabilities.

(ii)	SMTH will adhere to the principles of sound management based on a high degree of self-discipline with the background of “Trustee Spirit” and will establish strong credibility from society.

(iii)	SMTH will strive to fulfill all shareholder expectations by creating distinct values through fusing the various functions featuring the trust bank group.

(iv)	SMTH will offer a workplace where the diversity and creativity of its employees are more fully utilized to add value to the organization and where employees can have pride and be highly motivated in fulfilling their missions.

(2)	Ideal Model (“Vision”) – Towards “The Trust Bank”

Based on the “Trustee Spirit” and with significant expertise and comprehensive capabilities, Sumitomo Mitsui Trust Group will create distinct values by leveraging a new business model, combining its Banking, Asset Management and Administration, and Real Estate businesses, and will move onto the global stage as a leading trust bank group which boasts the largest and highest status in Japan.

(3)	Codes of Conduct (“Value”)

In order to pursue the Management Principles of Sumitomo Mitsui Trust Group, we, the board of directors and employees of Sumitomo Mitsui Trust Group, will comply with the 6 Codes of Conduct described below.

(i)	“Completely Client-oriented – Truthfulness and Loyalty”: We will adhere to the highest degree of “Truthfulness and Loyalty” as well as credibility and sureness, and will carry out all our responsibilities for client satisfaction and comfort as our top priority.

(ii)	“Contribution to society – Dedication and Development”: We will remain dedicated in all our efforts, with “Frontier Spirit”, and continue to contribute to society.

(iii)	“Realization of organizational capability –Trust and Creativity”: We will realize our organizational capabilities with full of mutual trust and creativity through improvement by mutual learning and continuous personal transformation of various people who share the enthusiasm for trust.

(iv)	“Establishment of Individuality – Self-help and Self-discipline”: With a spirit of self-help and self-discipline as well as a sense of ownership, we will carry out our responsibilities.

(v)	“Strict compliance with applicable laws and regulations”: We will strictly comply with all applicable laws, rules and regulations, and will ensure that all our corporate activities meet the highest standards of social norms.

(vi)	“Resolute stance against antisocial forces”: We will continue to take a resolute stance against antisocial forces, which may threaten public order and the security of civil society.

10. Management structure of Sumitomo Mitsui Trust Group

SMTH will establish a management structure that it deems appropriate for a Japanese leading trust bank group that will have the largest scale and the highest status combining the banking, asset management and administration and real estate businesses.

(1)	The Function of the Integrated Holding Company

The Integrated Holding Company will focus on the management of business operations, with the following as its key functions: (i) Formulating group management strategy, (ii) Allocation of management resources, (iii) Monitoring administration of business activities, (iv) Supervising risk management, (v) Supervising compliance management and (vi) Managing internal auditing.

The Integrated Holding Company will have a board of corporate auditors.

(2)	Group Structure

The shares of the trust banks and the following entities, which operate asset management and administration related businesses, and others, will be directly held by SMTH.

•	Chuo Mitsui Asset Management Company, Limited

•	STB Asset Management Co., Ltd.

•	Chuo Mitsui Capital Company Limited

•	STB Research Institute Co., Ltd.

•	Japan Trustee Services Bank, Ltd.

SMTH will consider an appropriate time to directly own STB Asset Management Co., Ltd. and STB Research Institute Co., Ltd. Also, SMTH plans to merge Chuo Mitsui Asset Management Company, Limited. and STB Asset Management Co., Ltd. at an appropriate time after the Management Integration.

In addition, SMTH plans to make trust banks hold other group companies, and will review the business realignment of these companies through merger or other methods, whose business scopes overlap.

With regard to Nikko Asset Management Co., Ltd., which aims for the public listing, SMTH will review the holding structure, including holding its shares directly in the future, taking into account the status and situation of the public listing.

11. Basic Strategy of Sumitomo Mitsui Trust Group

(1)	Basic Strategy

In order to achieve the vision described above, “The Trust Bank”, Sumitomo Mitsui Trust Group will leverage its strengths towards the development of a business model that is clearly different from that of megabank groups.

•	Provide comprehensive solutions, with superior products and services across business fields:

Sumitomo Mitsui Trust Group will leverage its high level of expertise and a wide range of capabilities cultivated from both the CMTH group and the STB group over the years, to provide comprehensive solutions with superior products and services across business fields that correspond to clients’ needs.

•	Concentrate resources on prioritized strategic areas and focus on pursuit of synergies:

Sumitomo Mitsui Trust Group will aim to improve profitability and realize stable and sustainable growth by concentrating management resources on strategic areas where Sumitomo Mitsui Trust Group has competitiveness and expects stronger growth and business synergies across different business fields.

•	Financial soundness and capital efficiency:

Sumitomo Mitsui Trust Group will aim to secure capital adequacy in terms of quality and quantity, and maintain a sound financial position. At the same time, Sumitomo Mitsui Trust Group will aim to enhance capital efficiency through the reinforcement of its fee businesses by leveraging its trust functions.

(2)	Business Strategy

(i)	Banking Business

•	Retail Business

Sumitomo Mitsui Trust Group will provide comprehensive solutions by leveraging its strong expertise as a trust bank to respond to its clients’ wide range of needs for asset management, administration and succession through its balanced network of branches throughout Japan, with a focus on the Tokyo Metropolitan Area, as well as the Kansai and Chubu areas.

[Investment Trust and Insurance Sales]

Sumitomo Mitsui Trust Group will aim to increase revenue from the sales of diversified products, including not only investment trust and insurance, in which Sumitomo Mitsui Trust Group will have one of the leading positions in terms of the sales amount among Japanese banks, but also mutual fund wrap programs and foreign currency deposits. For this sake, responding to clients’ diversified asset management needs, Sumitomo Mitsui Trust Group will develop its product line-up and services by leveraging the product development capabilities of its group companies, and will reinforce its sales structure for providing high quality asset management consulting services by increasing the number of sales representatives, and introducing rigorous training.

[Loans to Individuals]

Sumitomo Mitsui Trust Group will aim to expand its housing loan business, targeting individuals with strong housing acquisition needs, such as the baby boomer junior generation, and reinforcing its business structure for swifter services by increasing the number of sales representatives and by leveraging diversified channels including major developers, house builders and convenient online internet channels. Sumitomo Mitsui Trust Group will seek stable growth in housing loans as one of its core assets among its credit portfolio.

[Will Trust and Inheritance Management]

In response to the increasing social needs as to wealth management and succession issues in the context of an aging society, Sumitomo Mitsui Trust Group will further develop and improve its structure for proposing custom-made solutions by dedicated consultants with in-depth knowledge and experience.

•	Wholesale Business

Leveraging its wide range of business relationships with corporate clients, including Mitsui Group and Sumitomo Group, Sumitomo Mitsui Trust Group will increase its presence as a strategic partner with comprehensive solution capabilities derived from the integration of various functions of the group, in order to meet the diversified needs of corporate clients aiming to increase their enterprise value.

[Corporate Credit]

As one of the core players in the financial intermediaries sector, Sumitomo Mitsui Trust Group will be capable of providing diversified financing methods of banking as well as trust services, and will aim to reinforce its sales structure for providing value-added products and services that combine the strengths of financial functions such as syndicated loans and securitization with those having trust and real estate business functions, based on appropriate responses to the financing requirements of its corporate clients.

[Financial Products Sales]

In response to the asset management needs of school corporations and financial institutions, Sumitomo Mitsui Trust Group will aim to develop and distribute diversified financial products, including market-based financial products and private fund trusts by integrating the specialized functions of the group.

[International Business]

Sumitomo Mitsui Trust Group will respond to the financing needs of Japanese companies expanding overseas and will expand its trust business through partnerships. In particular, Sumitomo Mitsui Trust Group will aim to steadily capture growth opportunities in Asia and to further improve its unique position as “The Trust Bank” in Asia.

•	Market Activities

Sumitomo Mitsui Trust Group will provide timely solutions, by way of utilizing its capabilities of market making functions and its market-based financial products, to respond to clients’ investment and risk management needs with regard to interest rates and foreign exchange. Sumitomo Mitsui Trust Group will aim to capture the changes in the financial market through versatile operation to control market risks inherent to the group and stabilize and expand the group’s revenues.

(ii)	Asset Management and Administration Business

As the largest financial group in Japan in terms of assets under management and assets under custody, Sumitomo Mitsui Trust Group will aim to build-up strong brand recognition and further reinforce its competitiveness by providing integrated superior services ranging from asset management to asset administration and by responding to the broad range of needs of its clients, including institutional investors and corporate / retail clients.

[Pension and Securities Business]

In response to the sophisticated asset management needs of domestic / international institutional investors such as corporate pension funds, Sumitomo Mitsui Trust Group will develop its asset management capabilities as to domestic / international assets and reach a larger investors base through partnerships with leading international asset managers and by utilizing their network in Asia, and will aim to become a top class asset manager in the Asian market. Sumitomo Mitsui Trust Group will also provide diversified products developed by the Combined Trust Bank and other group companies, by leveraging its specialized expertise in consulting capabilities of pension plans as well as asset management and administration, concerning Defined Benefit pension plans and Defined Contribution pension plans.

With regard to the asset administration business such as investment trust and asset custody services, Sumitomo Mitsui Trust Group will aim to increase its assets under custody and profitability by further increasing business process efficiency and the value of its services, including lending services.

[Investment Trust Management]

Sumitomo Mitsui Trust Group will strategically reinforce its investment trust management companies, of which total assets under management on a combined basis will be the 2nd largest in the industry in Japan. Through the reinforcement of these investment trust management companies, Sumitomo Mitsui Trust Group will aim to further increase its assets under management.

[Stock Transfer Agency Service]

Sumitomo Mitsui Trust Group will provide its stock transfer agency service by utilizing sophisticated IT infrastructure, speedy processing and its wealth of information collected from the leading business platform. Sumitomo Mitsui Trust Group will also provide its corporate clients with fine-tuned support to resolve their problems through its value-added IR and SR services (investor and shareholder relations information operations).

(iii)	Real Estate Business

Sumitomo Mitsui Trust Group will aim to expand its real estate business, providing a complete range of real estate service such as brokerage, securitization and structuring of real estate investment products, so that it can capture the wide range of real estate related needs of various clients, including large corporations, domestic / international investors and retail clients, as one of the leading market players in Japan.

(3)	Synergy Effects

•

The two groups have limited overlap between their client bases, and the Management Integration is expected to create a broad and well-balanced business platform. Leveraging the management resources and strengths of the two groups, including personnel and know-how, Sumitomo Mitsui Trust Group will aim to realize substantial synergy effects.

•

Specifically, through the redeployment of its personnel and sharing of know-how, Sumitomo Mitsui Trust Group assumes it will realize revenue synergies by reinforcing its organizational structure that aims to provide high quality products and services. Sumitomo Mitsui Trust Group also assumes it will realize cost synergies through the reduction of non-personnel expenses through reorganization of its headquarters and reduction of IT systems maintenance and operation costs through IT systems integration. All combined, Sumitomo Mitsui Trust Group aims to realize synergies exceeding approx. ¥56.0bn per year in FY2015 and beyond.

•

Initial integration costs generated from the Management Integration, such as IT systems integration costs and reorganization of the headquarters and branch networks, are expected to add up to approx. ¥63.0bn from FY2010 to FY2015, but Sumitomo Mitsui Trust Group expects that it will be possible to absorb such expenses through total synergies of approx. ¥134.0bn to be realized in the same period.

(i)	Revenue Synergies (in FY2015 of approx. ¥28.0bn for Sumitomo Mitsui Trust Group)

•

Following the Management Integration, over 500 employees in management departments with overlapping functions will be redeployed into strategic areas, mainly investment trust and insurance sales in the retail service and also loans to individuals, wholesale operations, asset management and administration, and real estate businesses.

Based on the above, Sumitomo Mitsui Trust Group expects to realize the following revenue synergies in FY2015.

Business segment		Business	Measures to be implemented	Synergy effects (FY2015)
Banking	Retail	Investment Trust and Insurance Sales	Increase sales volume of the investment trust and insurance through a substantial increase in the number of sales reps, and reinforcement of asset management consulting capabilities by sharing products and know-how on sales.	¥8.0bn
Loans to Individuals

Increase loan origination by increasing the number of sales reps and sharing the operational structure / know-how for business development of both CMTH and STB groups. Revenue of the loan guarantee company is to be increased accordingly.

¥6.0bn
	Wholesale	Corporate Credit and others	Expand fee businesses, including syndicated loans and asset securitization, in conjunction with the improvement of the Group’s position through increased relationships with corporate clients.	¥5.0bn
		Financial Products Sale	Increase financial products sales, such as market-based financial products and private fund trusts, by leveraging the expanded client base, including school corporations and financial institutions.
		International Business	Increase the loan balance, capturing the financing requirements of Japanese corporate clients through overseas offices by increasing sales reps.	¥3.0bn

Asset management and Administration		Pension and Securities Business

Increase the trust balance by cross-selling of active funds / alternative products that are highly rated by clients of both the CMTH group and the STB group to corporate pension funds and international institutional investors.

Increase the trust balance in conjunction with realized synergies from the retail business of investment trusts and insurance sales.

¥3.0bn
Investment Trust Management

Redeployment of employees with specialized knowledge in the asset management business to reinforce the investment trust managers’ product development capabilities and sales support functions for the sales company, thus increasing the sales of investment trusts for retail clients and assets under management.

Real Estate			Increase the brokerage fee, through the redeployment of personnel to the front line from overlapping functions of both the CMTH group and the STB group, and through increased information matching capabilities in conjunction with the expansion of the corporate and retail client base.	¥3.0bn

(ii)	Cost Synergies (in FY2015 of approx. ¥28.0bn for Sumitomo Mitsui Trust Group)

•	Consolidation of headquarters and branches, and IT systems integration are expected to realize the following cost synergies in FY2015.

Segment	Measures	Synergy effects (FY2015)
Consolidation of headquarters and branches	After the consolidation of the headquarters in FY2012 and full integration of IT systems in FY2014, Sumitomo Mitsui Trust Group will conduct consolidation of overlapping branches. Increased efficiency in business administration is expected to help reduce outsourcing, business and advertising expenses	¥14.0bn

IT Systems-related costs	Settlement and clearance Systems and IT systems related to each business field will be consolidated / integrated in FY2014 to help reduce operating and maintenance expenses and development costs paid by the two groups	¥9.0bn

Personnel costs	Reduce headcounts by approx. 1,000 by FY2015 by controlling hiring needs and thus help reduce personnel costs including retirement benefit costs	¥5.0bn

(4)	Medium-term Financial Target

The financial targets of Sumitomo Mitsui Trust Group for FY2015 are as follows:

	FY2010 (Forecast)[1]	FY2015 (Target)	Change
Consolidated Net business profit	¥290bn	Approx. ¥460bn	+ Approx. ¥170bn
Consolidated Net income	¥125bn	Approx. ¥220bn	+ Approx. ¥ 95bn

Note	1 Based on the combined forecast of both the CMTH group and the STB group

•	Consolidated ROE: approx. 10% targeted for FY2015

•	Non-consolidated Over Head Ratio (the “OHR”): approx. 40% targeted for FY2015

•	Dividends: basic policy of maintaining consolidated dividend payout ratio of approx. 30%

•

Capital adequacy ratio: Based on the assumption that current capital adequacy requirements will continue to apply, Sumitomo Mitsui Trust Group will seek to ensure consolidated Tier 1 ratio of 10% or higher.

•

Sumitomo Mitsui Trust Group may review its targets for capital adequacy ratio, consolidated ROE and its dividend policy once details of the new capital adequacy requirements currently under discussion at the Basel Committee are confirmed.

(End)

[For further inquiries about this announcement]

Chuo Mitsui Trust Holdings, Inc.	IR Group, General Planning Department	TEL: +81-3-5232-8828

The Sumitomo Trust and Banking Co., Ltd.	IR Office, Financial Management Department	TEL: +81-3-3286-8354

[Exhibit 1]

Overview of the Financial Analyses regarding the Allotment in Share Exchange

J.P. Morgan performed an average share price analysis, as well as a dividend discount model (“DDM”) analysis based on the projections for CMTH and “STB furnished to J.P. Morgan by CMTH and prepared by the managements of CMTH and STB, and a contribution analysis based on publicly available information and the projections for CMTH and STB. The calculated ranges of the Common Share Exchange Ratio based on each method are as indicated below. The calculated ranges of the Common Share Exchange Ratio below show the range of the number of shares of the SMTH common stock to be allotted for each share of common stock of STB.

In performing the average share price analysis, J.P. Morgan used August 17, 2010, one business day prior to the date on which a speculation of the share exchange ratio was reported, as the reference date, and reviewed the per share closing price trading data of CMTH and STB on the reference date, and the 1-month average and 3-month average per share closing prices through the reference date.

	Analysis Method	Calculated Range of Common Share Exchange Ratio
1	Average Share Price Analysis	1.48 ~ 1.52
2	DDM Analysis	1.45 ~ 1.53
3	Contribution Analysis	1.36 ~ 1.59

J.P. Morgan delivered to the Board of Directors of CMTH a written opinion that, as of August 23, 2010, and based upon and subject to certain conditions, including the below assumptions, the Common Share Exchange Ratio in the Share Exchange was fair, as of such date, from a financial point of view, to CMTH. The written opinion was provided to the Board of Directors of CMTH in connection with and for the purposes of its evaluation of the Share Exchange. The written opinion does not constitute a recommendation to any shareholder of CMTH as to how such shareholder should vote with respect to the Share Exchange or any other matter.

In providing its opinion and conducting analyses with respect to the Common Share Exchange Ratio, which were the basis for the written opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by CMTH and STB or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, and J.P. Morgan did not evaluate the solvency of CMTH or STB under any laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived there from, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best available estimates and judgments as of the date of its opinion by management as to the expected future results of operations and financial condition of CMTH and STB to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based.

The analyses and opinion provided by J.P. Morgan was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of August 23, 2010. It should be understood that subsequent developments may affect such analyses and opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such analyses and opinion. The written opinion was limited to the fairness, from a financial point of view, to CMTH of the Common Share Exchange Ratio in the proposed Share Exchange and J.P. Morgan expressed no opinion as to the fairness of the Share Exchange to the holders of any class of securities, creditors or other constituencies of CMTH or as to the underlying decision by CMTH to engage in the Share Exchange. J.P. Morgan expressed no opinion as to the price at which common stock of Sumitomo Mitsui Trust Holdings, Inc. will trade at any future time.

Supplementary explanation was provided by J.P. Morgan regarding assumptions and disclaimers for its analyses and opinion. Please see (Note 1) below for more detail.

(Note 1)

J.P. Morgan also assumed that the Share Exchange and the other transactions contemplated by the agreement which includes various terms of the Management Integration (the “Agreement”) would qualify as a tax-free reorganization for Japanese income tax purposes, and would be consummated as described in the Agreement, and that the definitive Agreement would not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by CMTH and STB in the Agreement and any related agreements were and would be true and correct in all respects material to its analysis, and that CMTH would have no exposure under any indemnification obligations contained within the Agreement or any related agreements in any amount material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to CMTH with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Share Exchange would be obtained without any adverse effect on CMTH or STB or on the contemplated benefits of the Share Exchange.

The projections for CMTH and STB furnished to J.P. Morgan by CMTH were prepared by the managements of CMTH and STB. Neither CMTH nor STB publicly discloses internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Share Exchange, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Share Exchange, or any class of such persons relative to the Common Share Exchange Ratio in the Share Exchange or with respect to the fairness of any such compensation.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form a view as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

J.P. Morgan acted as financial advisor to CMTH with respect to the proposed Share Exchange and will receive a fee from CMTH for its services, a substantial portion of which will become payable only if the proposed Share Exchange is consummated. In addition, CMTH agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of its engagement. During the two years preceding the date of the written opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with CMTH and its affiliates for which J.P. Morgan and such affiliates have received customary compensation. In such period, J.P. Morgan acted as agent to The Chuo Mitsui Trust and Banking Company, Limited with respect to its buyback of perpetual subordinated debt obligations, and have entered into various derivatives transactions with CMTH and STB. In addition, commercial banking affiliates of J.P. Morgan receive customary compensation or other financial benefits from CMTH or from STB for treasury services. In the ordinary course of businesses of J.P. Morgan, J.P. Morgan and its affiliates may actively trade the debt and equity securities of CMTH or STB for its own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities.

Nomura Securities performed average market price analysis, comparable peer company analysis, dividend discount model analysis (“DDM Analysis”) and contribution analysis calculations with respect to CMTH and STB. The calculation results based on each analysis are briefly summarized as follows. The calculated ranges of the Common Share Exchange Ratio provided below show the ranges of the number of shares of SMTH common stock that are to be allotted for each share of STB common stock.

For the average market price analysis, Nomura Securities made calculations based on the closing stock price on August 17, 2010 (the “Reference Date”), the average closing stock prices for the five (5) business days from August 11, 2010 up to the Reference Date, the average closing stock prices for the twelve (12) business days from August 2, 2010 (after each of CMTH and STB released its financial results for the 1st Quarter of Fiscal Year 2010) up to the Reference Date, the average closing stock prices for the one month from July 20, 2010 up to the Reference Date, the average closing stock prices for the three (3) months from May 18, 2010 up to the Reference Date, and the average closing stock prices for the six (6) months from February 18, 2010 up to the Reference Date.

	Analysis Method	Calculated Range of Common Share Exchange Ratio
1	Average Market Price Analysis	1.48 ~ 1.53
2	Comparable Peer Company Analysis	1.21 ~ 1.59
3	DDM Analysis	1.38 ~ 1.58
4	Contribution Analysis	1.12 ~ 1.68

In performing its analysis, Nomura Securities used information provided by CMTH as well as publicly available information. Nomura Securities has assumed that all such materials and information are accurate and complete and has not conducted any independent verification of their accuracy and completeness. In addition, Nomura Securities has not conducted any independent evaluation, appraisal or assessment of the assets or liabilities (including contingent liabilities) of either CMTH or STB, including analysis and evaluation of individual assets and liabilities, or appointed any third party for appraisal or assessment. Nomura Securities’ Common Share Exchange Ratio calculations reflect information and economic conditions as of August 23, 2010, and Nomura Securities has assumed that the financial forecasts (including profit plans and other information) provided by CMTH and STB to Nomura Securities have been reasonably prepared by the managements of each of CMTH and STB on a basis reflecting the best currently available estimates and judgments of CMTH and STB.

Nomura Securities rendered its opinion to CMTH, dated August 23, 2010, stating that from a financial point of view, the agreed upon number of shares of CMTH common stock to be allotted for each share of STB common stock is fair to the holders of CMTH common stock, subject to the conditions set forth above and certain other conditions.

UBS, as part of the process of preparing its written opinion referred to below, performed an analysis of historical trading ratios, an analysis of selected publicly traded Japanese major banks, a contribution analysis and a discounted cashflow (“DCF”) analysis. In its historical trading ratio analysis, UBS derived the ratio for the historical share price of STB to the historical share price of CMTH (“historical trading ratio”) based on the closing share price of each company on August 17, 2010 (the “Base Date”), which is one day prior to a press leak about the proposed exchange ratio, and the average daily closing share prices of each company for the one-week, one-month, three-month and six-month periods up to and including the Base Date. In its DCF analysis, UBS calculated a range of implied equity values for CMTH, for STB, and for the synergies projected to result from the Management Integration. Among other information that UBS derived from its DCF analysis, UBS derived a range of implied Common Share Exchange Ratio (“Implied Exchange Ratios”) using these implied equity values. The DCF analysis was conducted based on projections of future cash flow, calculated as net income to common stock plus capital adjustments to maintain required capital, using financial forecasts and estimates prepared by the managements of both CMTH and STB that UBS was directed to use by the board of directors of STB (the “STB Board”). A summary of the historical trading ratio analysis is presented in the table below, together with the range of Implied Exchange Ratios derived from the DCF analysis. Although UBS considered all of the analyses it performed, UBS did not derive a range of Implied Exchange Ratios based on the analysis of selected publicly traded Japanese major banks or the contribution analysis.

Analysis Method	Range of Historical Trading Ratios / Range of Implied Exchange Ratios
Historical Trading Ratio Analysis
Base Date	1.48
1week	1.50
1 month	1.52
3 month	1.49
6 month	1.53
DCF Analysis	1.06 – 1.68

UBS delivered to the STB Board a written opinion (“UBS’s Opinion”) that, as of August 24, 2010, and based upon and subject to various significant assumptions, disclaimers, matters considered and limitations described in UBS’s Opinion, including the assumptions, limitations and disclaimers described in “Note 2” below, the Common Share Exchange Ratio agreed upon in the Share Exchange Agreement was fair, from a financial point of view, to the holders of STB common shares. UBS provided its advisory services and UBS’s Opinion for the information and assistance of the STB Board in connection with its consideration of the Share Exchange and UBS’s Opinion does not constitute a recommendation as to how any holder of STB common shares should vote with respect to the Share Exchange or any other matter. UBS did not recommend any particular Common Share Exchange Ratio to STB or the STB Board as the only appropriate Common Share Exchange Ratio.

UBS’s analyses and opinion are necessarily based on economic, financial, market and other conditions as in effect on, and the information made available to UBS as of, August 24, 2010, and UBS assumes no responsibility for updating, revising or reaffirming its analyses or opinion based on circumstances, developments or events occurring after the date thereof. With respect to the financial forecasts, estimates and synergies prepared by CMTH and STB which were provided to UBS and which the STB Board directed UBS to use for purposes of its analyses, UBS assumed, at the direction of the STB Board, that such financial forecasts, estimates and synergies were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of CMTH and STB. In addition, UBS assumed, with the approval of the STB Board, that such financial forecasts and estimates, including synergies, would be achieved at the times and in the amounts projected.

(Note 2)

UBS has acted as financial advisor to STB in connection with the Management Integration. UBS will receive a fee for its services, a portion of which is contingent upon consummation of the Share Exchange and a further portion of which is contingent upon the consummation of a merger of STB, Chuo Mitsui Asset Trust and Banking Company, Limited and The Chuo Mitsui Trust and Banking Company, Limited. STB has also agreed to indemnify UBS for certain liabilities arising out of its engagement. In the past, UBS and its affiliates have provided investment banking services to CMTH and STB and their respective affiliates unrelated to the proposed Management Integration, for which UBS and its affiliates received compensation, including having acted as a financial advisor to STB on (i) the merger between Sumitomo Trust Leasing Co., Ltd, a wholly owned subsidiary of STB, and Sumishin Panasonic Financial Services Co., Ltd., and (ii) STB’s acquisition of Nikko Asset Management Co., Ltd. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of CMTH and STB and their respective affiliates and, accordingly, may at any time hold a long or short position in such securities. The issuance of UBS’s Opinion was approved by authorized committees of UBS and UBS Securities LLC.

The foregoing summary is not a complete description of all analyses performed and factors considered by UBS in connection with UBS’s Opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. UBS believes that its analyses, a portion of which are summarized above, must be considered as a whole and that selecting portions of its analyses or focusing on information presented in tabular format could create an incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

UBS’s Opinion did not address the relative merits of the Management Integration or any related transaction as compared to other business strategies or transactions that might be available to STB or STB’s underlying business decision to effect the Management Integration or any related transaction. The STB Board did not ask UBS to, nor did UBS, offer any opinion (i) as to the terms, other than the Common Share Exchange Ratio to the extent expressly specified in UBS’ Opinion, of the Share Exchange Agreements or the form of the Management Integration or any related transaction, or (ii) as to the fairness to, or any other consideration to, the holders of any class of securities, creditors or other constituencies of STB, other than the holders of STB common shares. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Management Integration, or any class of such persons, relative to the Common Share Exchange Ratio. UBS expressed no opinion as to the price at which STB common shares would trade following the announcement of the Agreements or what the value of SMTH common shares would be when issued pursuant to the Share Exchange or the price at which CMTH common shares, STB common shares or SMTH common shares would trade at any time. In rendering UBS’s Opinion, UBS assumed, with the consent of STB, that (i) the final executed form of the Share Exchange Agreement would not differ in any material respect from the draft that UBS reviewed, (ii) the parties to the Agreements would comply with all material terms of the Agreements, and (iii) the Management Integration would be consummated in accordance with the terms of the Agreements without any adverse waiver or amendment of any material term or condition thereof. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Management Integration would be obtained without any material adverse effect on CMTH, STB or the Management Integration. UBS was not authorized to solicit and did not solicit indications of interest in a transaction with STB from any third party.

In connection with the review of UBS, with the consent of the STB Board, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of UBS’s opinion. In addition, with the consent of the STB Board, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of STB and CMTH, nor was UBS furnished with any such evaluation or appraisal. UBS is not an expert in the evaluation of individual financial assets, such as loan or lease portfolios or allowances for losses with respect thereto, and was not requested to conduct, and did not conduct, a review of individual credit files, and have been advised and therefore have assumed that such allowances for CMTH and STB are, and on a pro forma basis will be, in the aggregate appropriate to cover such losses.

UBS’s Opinion was based upon financial information prepared in accordance with generally accepted accounting principles in Japan (“Japan GAAP”). UBS did not review any financial information prepared by STB or CMTH in accordance with International Financial Reporting Standards (“IFRS”) for the purpose of UBS’s analyses and did not take account of any differences between Japan GAAP and IFRS in its analyses. UBS also assumed, with the consent of STB, that the Share Exchange would qualify as a tax-free reorganization for Japanese income tax and Japanese corporate tax purposes. UBS’s Opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of UBS’s Opinion.

Daiwa performed a stock price analysis and a discounted cash flow (“DCF”) analysis. The results of the analyses are shown in the table below. Each of the Common Share Exchange Ratio ranges represents the range of the number of shares of SMTH common stock that are to be allotted for each share of STB common stock, based on the result of the relevant analysis.

In performing the stock price analysis, Daiwa set August 17th, 2010 as a reference date, and used the closing share prices as of the reference date and the average daily closing prices for the one-month, three-month and six-month periods ending on the reference date.

Analysis Method	Range of STB Common Share Exchange Ratios
1. Stock Price Analysis	1.48 ~ 1.53
Reference date	1.48
1 month before the reference date	1.52
3 months before the reference date	1.49
6 months before the reference date	1.53
2. DCF Analysis	1.36 ~ 1.55

In performing its analyses, Daiwa assumed and relied on the accuracy and completeness of all information that Daiwa reviewed or analyzed, and did not verify or assume any obligation to independently verify the accuracy or completeness of such information. Daiwa did not undertake a separate evaluation, appraisal or assessment of any of the assets or liabilities, on an aggregate or individual basis, of STB or CMTH and their respective affiliates (including, but not limited to, financial derivative products, off-balance-sheet assets and liabilities and other contingent liabilities), nor did Daiwa make any request to a third party for any such valuation, appraisal or assessment. Daiwa assumed that the business plans, financial forecasts and other information furnished to Daiwa by STB and CMTH were prepared according to reasonable procedures, and reflect the best currently available estimates and judgment of the management of STB and CMTH respectively, and, with STB’s consent, Daiwa relied on such information without independent verification. Daiwa’s analyses were based upon financial, economic, market and other conditions as they existed as of August 23, 2010, and relied on information made available to Daiwa by such date.

Daiwa delivered a written opinion to the board of directors of STB, dated August 23, 2010, stating that, as of such date, the Common Share Exchange Ratio was fair, from a financial point of view, to the holders of STB common stock, subject to the conditions set forth above and certain other conditions.

[Exhibit 2]

Corporate Data of the Two Companies (as of March 31, 2010)

	Chuo Mitsui Trust Holdings, Inc.		The Sumitomo Trust and Banking Co., Ltd.
Date of Establishment	February 1, 2002		July 28, 1925
Registered Head Office	33-1, Shiba 3-chome Minato-ku, Tokyo 105-8574 Japan		5-33, Kitahama 4-chome Chuo-ku, Osaka, 540-8639 Japan
Name and title of Representative	President Kazuo Tanabe		President and CEO Hitoshi Tsunekage
Capital Stock (JPY mn)	261,608		342,037
Number of Issued Shares	Common: 1,658,426,267		Common: 1,675,128,546 Preferred: 109,000,000
Total Net Assets (Consolidated) (JPY mn)	846,556		1,449,945
Total Assets (Consolidated) (JPY mn)	14,977,966		20,551,049
End of Fiscal Year	March 31		March 31
Number of Employees[1]	8,872 (Consolidated)		10,434 (Consolidated)
Major Shareholders and Percentage of Total Shares Held	<Common Share>		<Common Share>
	The Resolution and Collection Corporation	30.20%	Japan Trustee Services Bank, Ltd. (Trust Account)	6.70%
	Japan Trustee Services Bank, Ltd. (Trust Account)	6.37%	The Master Trust Bank of Japan, Ltd. (Trust Account)	6.02%
	The Master Trust Bank of Japan, Ltd. (Trust Account)	6.09%	The Bank of New York Mellon as Depositary Bank for Deposit Receipt Holders	2.50%
	Japan Trustee Services Bank, Ltd. (Trust Account 9)	1.31%	The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	2.04%
	Japan Trustee Services Bank, Ltd. (Trust Account 4)	1.12%	State Street Bank and Trust Company 505225	1.69%
	Goldman Sachs & Company Regular Account	0.93%	SSBT OD05 Omnibus Account China Treaty Clients	1.32%
	Japan Trustee Services Bank, Ltd. (Re-trusted by Chuo Mitsui Asset Trust and Banking Co., Ltd. Composite Trust Account held for Toyota Motor Corporation)	0.91%	Japan Trustee Services Bank, Ltd. (Trust Account 9)	1.31%
	State Street Bank and Trust Company 505225	0.87%	KUBOTA Corporation	1.31%
	Mitsui Life Insurance Company Limited	0.82%	Mellon Bank, NA. As Agent for its client Mellon Omnibus US Pension	1.18%
	Tobu Railway Co., Ltd	0.80%	Trust & Custody Service Bank, Ltd. (Securities Investment Trust Account)	0.90%
			<First Series of Class 2 Preferred Share>
			Sumitomo Corporation	13.76%
			Sumitomo Realty & Development Co., Ltd.	9.17%
			Mitsui Life Insurance Company Limited	4.58%
			Daido Life Insurance Company	4.58%
			Mitsui Sumitomo Insurance Company, Limited	4.58%
			Daiwa Securities Capital Markets Co. Ltd.	4.58%
			Sumitomo Chemical Company, Limited	4.58%
			Idemitsu Kosan, Co., Ltd.	4.58%
			Toyo Seikan Kaisha, Ltd.	4.58%
			Tokyu Corporation	4.58%
			ITOCHU Corporation	4.58%
			Keio Corporation	4.58%
			Sumitomo Metal Mining Co., Ltd.	4.58%
			NEC Corporation	4.58%
			Marubeni Corporation	4.58%

Relationships Between the Two Companies	Capital Relationships	Not applicable
	Personnel Relationships	Not applicable
	Business Relationships	Not applicable
	Related-Party Relationships	Not applicable

Note 1	Number of employees includes permanent staff and overseas local hires, and excludes short-term contractors and temporary employees.

Business Results for the Past Three Fiscal Years [Consolidated]

	Chuo Mitsui Trust Holdings, Inc.			The Sumitomo Trust and Banking Co., Ltd.
Fiscal Year ended March 31	2008	2009	2010	2008	2009	2010
Net Assets (JPY bn)	1,019.2	688.4	846.5	1,280.9	1,264.0	1,449.9
Total Assets (JPY bn)	14,472.8	15,086.4	14,977.9	22,180.7	21,330.1	20,551.0
Net Asset Per Share (JPY)	512.15	258.44	397.69	639.75	521.85	619.15
Ordinary Income (JPY bn)	459.1	413.0	365.5	1,095.6	1,062.1	859.6
Ordinary Profit (JPY bn)	125.3	(116.9)	83.4	136.9	29.6	148.1
Net Income (JPY bn)	71.8	(92.0)	46.8	82.3	7.9	53.1
Net Income Per Share (JPY)	70.55	(84.89)	31.41	49.17	4.74	30.17
Dividend Per Share (JPY) (Common Share)	7	5	8	17	10	10
BIS Capital Adequacy Ratio[1]	13.84%	12.05%	13.80%	11.84%	12.09%	13.85%
Tier I Capital Ratio[1]	10.82%	8.74%	9.86%	7.33%	7.63%	9.86%

Note 1	Chuo Mitsui Trust Holdings, Inc. uses a domestic standard and The Sumitomo Trust and Banking Co., Ltd. uses an international standard.

Previous Fiscal Year [Non-Consolidated, as of March 31, 2010]

	The Chuo Mitsui Trust and Banking Company, Limited	Chuo Mitsui Asset Trust and Banking Company, Limited	The Sumitomo Trust and Banking Co., Ltd.	Combined Total
Date of Establishment	May 26, 1962	December 28, 1995	July 28, 1925	—
Registered Head Office	33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan	23-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan	5-33, Kitahama 4-chome, Chuo-ku, Osaka, 540-8639, Japan	—
Name and Title of Representative[1]	President Jun Okuno	President Ken Sumida	President and CEO Hitoshi Tsunekage	—
Capital Share (JPY mn)	399,697	11,000	342,037	—
Rating	A1 (Moody’s) A (S&P)	A1 (Moody’s)	Aa3 (Moody’s) A+ (S&P)	—
Number of Branches	67	1	55	123
Domestic branches	67	1	51	119
Overseas branches	—	—	4	4
Number of Domestic Sub-branches and Overseas Representative Offices	29	2	16	47
Domestic Sub-branches	25	2	12	39
Overseas Representative Offices	4	—	4	8
Number of Employees[2]	6,373	645	6,084	13,102
Total Assets (JPY bn)	14,481.4	140.3	19,651.3	34,273.1
Deposits (JPY bn)	8,822.1	0.0	12,216.4	21,038.7
Loans and Bills Discounted[3] (JPY bn)	9,193.6	—	12,319.9	21,513.6
Total Net Assets (JPY bn)	732.0	42.7	1,100.6	1,875.4
Trust account[4] (JPY bn)	6,851.9	30,983.2	79,307.6	117,142.8
BIS Capital Adequacy Ratio[5]	13.04%	29.42%	15.26%	—
Tier I Capital Ratio[5]	9.09%	29.42%	11.04%	—
Assets Classified under the Financial Revitalization Law[6] (JPY bn)	118.2	—	176.5	294.7
Non-Performing Loans Ratio[6]	1.2%	—	1.4%	1.3%
Gross Business Profit (before trust account write-offs) (JPY bn)	194.8	32.0	304.6	531.5
Net Business Profit before Credit Costs (JPY bn)	92.8	16.1	175.4	284.4
Net Income (JPY bn)	49.8	7.7	21.6	79.3

Note 1	As of August 24, 2010
Note 2	Number of employees includes permanent staff and overseas local hires, and excludes short-term contractors and temporary employees.
Note 3	Combined totals of banking and trust accounts.
Note 4	Including the amount re-trusted to Japan Trustee Services Bank, Ltd.
Note 5	The Chuo Mitsui Trust and Banking Company, Limited and Chuo Mitsui Asset Trust and Banking Company, Limited use a domestic standard and The Sumitomo Trust and Banking Co., Ltd. uses an international standard.
Note 6	Combined totals of banking and principal guaranteed trust accounts.

Outline of Management Integration (Planned)

【Reference】

<The First Step>: April 1, 2011 (Planned)

Sumitomo Mitsui Trust Holdings, Inc.
Trust Bank
The Chuo Mitsui Trust and Banking Company, Limited
Chuo Mitsui Asset Trust and Banking Company, Limited
The Sumitomo Trust and Banking Co., Ltd.
Private Equity Fund Management
Chuo Mitsui Capital Company Limited
Asset Management
Chuo Mitsui Asset Management Company, Limited
Real Estate Fund Management
Chuo Mitsui Trust Realty Company, Limited
Other subsidiaries
Asset Administration
Japan Trustee Services Bank, Ltd.
Real Estate Fund Management
STB Real Estate Investment Management Co., Ltd.
Asset Management
Nikko Asset Management Co., Ltd.
STB Asset Management Co., Ltd.
Think Tank
STB Research Institute Co., Ltd.
Other subsidiaries

<The Second Step>: April 1, 2012 (Planned)

Sumitomo Mitsui Trust Holdings, Inc.
Sumitomo Mitsui Trust Bank, Limited
Asset Administration
Japan Trustee Services Bank, Ltd.
Private Equity Fund Management
Chuo Mitsui Capital Company Limited
Investment Trust Management
Chuo Mitsui Asset Management Company, Limited
STB Asset Management Co., Ltd. *1
Merger
Think Tank*1
STB Research Institute Co., Ltd.
Chuo Mitsui Asset Management and STB Asset Management plan to be merged at an appropriate time after the Management Integration
Asset Management *2
Nikko Asset Management Co., Ltd.
Real Estate Fund Management *3
Chuo Mitsui Trust Realty Company, Limited
STB Real Estate Investment Management Co., Ltd.
Other subsidiaries *4

*1 The appropriate timing of SMTH to directly own STB Asset Management and STB Research Institute is under consideration

*3 SMTH to review the holding structure Real Estate Fund Management subsidiaries after the Management Integration

*4 SMTH to review the business realignment of Other subsidiaries whose business scopes overlap

[Subsidiaries & Affiliates]

	CMTH group	STB group
<Domestic>

Holding Company	Chuo Mitsui Trust Holdings, Inc.

Trust Bank	The Chuo Mitsui Trust and Banking Company, Limited Chuo Mitsui Asset Trust and Banking Company, Limited	The Sumitomo Trust and Banking Co., Ltd.

Asset Management	Chuo Mitsui Asset Management Company, Limited Chuo Mitsui Capital Company Limited Chuo Mitsui Trust Realty Company, Limited Mitsui & Co., Logistics Partners Ltd.	STB Asset Management Co., Ltd. Nikko Asset Management Co., Ltd. STB Investment Corporation STB Real Estate Investment Management Co., Ltd. Top REIT Asset Management Co., Ltd.

Highly Specialized Trust Bank focusing on Custody Business	Japan Trustee Services Bank, Ltd. ø1	Japan Trustee Services Bank, Ltd. ø [1]

Research Institute		STB Research Institute Co., Ltd.

Real Estate	Chuo Mitsui Realty Company, Limited	Sumishin Realty Company Limited

Stock Transfer Agency Services	Tokyo Securities Transfer Agent Co., Ltd. Japan Stockholders Data Service Company, Limited	Japan TA Solution, Ltd.

Pension Operations		Japan Pension Operation Service, Ltd.

Financial Services	Chuo Mitsui Finance Service Co., Ltd.	First Credit Corporation Life Housing Loan, Ltd. ø2 BUSINEXT CORPORATION

Card Services	Chuo Mitsui Card Co., Ltd.	Sumishin Card Company, Limited Sumishin Life Card Company, Limited

Leasing		Sumishin Panasonic Financial Services Co., Ltd.

Consulting		STB Wealth Partners Co., Limited

Internet Bank		SBI Sumishin Net Bank, Ltd.

I T	Chuo Mitsui Information Technology Co., Ltd. Japan Trustee Information Systems, Ltd. ø [1]	Sumishin Information Service Company Limited Japan Trustee Information Systems, Ltd. ø [1]

Loan Guarantees	Chuo Mitsui Guarantee Co., Ltd.	Sumishin Guaranty Company Limited

Administrative Agency	Chuo Mitsui Business Co., Ltd. Chuo Mitsui Loan Business Company, Limited	Sumishin Business Service Company, Limited

Training and Human Resources	Chuo Mitsui Create Company, Limited	HR One Corporation STB Business Partners Co., Ltd.

Real Estate Management	CMTB Facilities Company, Limited	The Sumishin Shinko Company Limited

Equity Investment and Management	CMTB Equity Investments Co., Ltd.

<Overseas>
United States	Chuo Mitsui Investments, Inc.	Sumitomo Trust and Banking Co. (U.S.A.)

Luxembourg		Sumitomo Trust and Banking (Luxembourg) S.A.

United Kingdom	Chuo Mitsui Trust International Ltd.

Singapore	Chuo Mitsui Investments, Singapore Pte. Ltd.

China	Chuo Mitsui Investments Hong Kong Limited	The Sumitomo Trust Finance (H.K.) Limited STB Consulting (China) Co., Ltd. Rongtong Fund Management Co., Ltd. Nanjing Trust & Investment Corporation

Note 1	Non-bolded companies are equity method affiliates.
Note 2	Financing-related subsidiaries are excluded.
ø1	Japan Trustee Services Bank, Ltd. and Japan Trustee Information Systems, Ltd. is scheduled to be merged as of 1 October, 2010. (planned)
ø2	Life Housing Loan, Ltd. is scheduled to succeed a part of business from First Credit Corporation and become “Sumishin Real Estate Loan & Finance, Ltd.” as of 30 September, 2010 (planned).

[Reference] Principal Combined Figures of CMTH group and STB group (As of March 31, 2010)

(Includes CMTH and STB estimates)

<Status in Japan’s financial sector>

• Assets under Managementø [1]	Approx. ¥64trn	(No.1 among Japanese Bank and Securities Company Groups)

• Assets under Custodyø [2]	Approx. ¥182trn	(No.1 among Japanese Bank Groups)

• Total Employable Fundsø [3]	Approx. ¥58trn	(No.4 among Japanese Bank Groups)

• Balance of Investment Trust, Annuity Insurance and Other Salesø [4]	Approx. ¥4trn	(No.3 among Japanese Banks)

ø1     Combined balances of assets under management by Chuo Mitsui Asset Trust and Banking Company, Limited, Chuo Mitsui Asset Management Company, Limited, The Sumitomo Trust and Banking Co., Ltd., STB Asset Management Co., Ltd. and Nikko Asset Management Co., Ltd.

ø2 Balance of trust accounts of Japan Trustee Services Bank, Ltd.

ø3 Combined balances of The Chuo Mitsui Trust and Banking Company, Limited, Chuo Mitsui Asset Trust and Banking Company, Limited and The Sumitomo Trust and Banking Co., Ltd. (all non-consolidated).

ø4 Combined balances of sales to individuals by The Chuo Mitsui Trust and Banking Company, Limited and The Sumitomo Trust and Banking Co., Ltd. (both non-consolidated).

<Status in Japan’s trust bank sector>

• Balance of Corporate Pension Fundsø [5]	Approx. ¥13trn	(No.1)

• Lead Manager for Corporate Pension Fundsø [6]	1,900 funds	(No.1)

• Balance of Investment Trustø [7]	Approx. ¥35trn	(No.1)

• Real Estate Business-Related Revenueø [8]	Approx. ¥20.4bn	(No.1)

• Balance of Real Estate-backed securitiesø [9]	Approx. ¥10trn	(No.1)

• Stock Transfer Agency Services / Number of shareholdersø [10]	22.35mn	(No.2)

• Number of Will Trustsø [11]	19,454	(No.2)

• Balance of Accounts Receivable-backed securitiesø [12]	Approx. ¥12trn	(No.1)

• Lending Business / Total Loan Balanceø [13]	Approx. ¥21trn	(No.1)

Lending Business / Balance of Loans to Individualsø [14]	Approx. ¥6trn	(No.1)

ø5-7	Combined balances of Chuo Mitsui Asset Trust and Banking Company, Limited and The Sumitomo Trust and Banking Co., Ltd. (both non-consolidated).
ø8,9,11-14	Combined balances of The Chuo Mitsui Trust and Banking Company, Limited and The Sumitomo Trust and Banking Co., Ltd. (both non-consolidated).
ø10	Combined balances of The Chuo Mitsui Trust and Banking Company, Limited, Tokyo Securities Transfer Agent Co., Ltd. and The Sumitomo Trust and Banking Co., Ltd. (all non-consolidated).

<Specialist employees> ø15

• Securities Analystsø [16]	767

• Asset Management Specialistsø [17]	274

• Pension Actuaries	56

• Real Estate Appraisers	157

• Real Estate Transaction Specialists	5,388

• Certified Skilled Worker of Financial Planning (First Guide)	543

• Financial Consultantsø [1] [8]	179

ø15 Combined numbers of The Chuo Mitsui Trust and Banking Company, Limited, Chuo Mitsui Asset Trust and Banking Company, Limited and The Sumitomo Trust and Banking Co., Ltd. (all non-consolidated).

ø16 Qualified personnel by the Securities Analysts Association of Japan.

ø17 Fund managers, portfolio managers, strategists and analysts.

ø18 Specialized personnel of consulting service related to asset management and administration for retail clients.

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements that reflect the plans and expectations of Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd. in relation to, and the benefits resulting from, their proposed business combination and business alliance. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to:

•	failure of the parties to agree on some or all of the terms of business combination;

•	failure to obtain a necessary shareholder approval;

•	inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the transaction;

•	changes in laws or accounting standards, or other changes in the business environment relevant to the parties;

•	challenges in executing our business strategies;

•	the effects of financial instability or other changes in general economic or industry conditions; and

•	other risks to consummation of the transaction.

Additional Information and Where to Find It

Chuo Mitsui Trust Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its proposed business combination with The Sumitomo Trust and Banking Co., Ltd. The Form F-4, if filed, will contain a prospectus and other documents. If the Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 is expected to be mailed to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. prior to the shareholders’ meeting at which the proposed business combination will be voted upon. The Form F-4, if filed, and prospectus, as they may be amended from time to time, will contain important information about Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd., the business combination and related matters including the terms and conditions of the transaction. U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. are urged to read carefully the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that have been or may be filed with the SEC in connection with the transaction before they make any decision at the shareholders meeting with respect to the business combination. The Form F-4, if filed, the prospectus and all other documents filed with the SEC in connection with the business combination will be available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the business combination will be made available to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd., free of charge, by faxing a request to Chuo Mitsui Trust Holdings, Inc. at +81-3-5232-8716 or to The Sumitomo Trust and Banking Co., Ltd. at +81-3-3286-4654.